Exhibit 99.1

Kaixin Holdings Announces Grant of Temporary Exception for Conditional Continued Listing

HANGZHOU, September 13, 2024 (GLOBE NEWSWIRE) -- Kaixin Holdings (“Kaixin” or the “Company”) (NASDAQ: KXIN), a leading new energy vehicle manufacturer and sales platform in China, today announced that it received a letter dated September 12, 2024 from the Nasdaq Hearings Panel (“Panel”), indicating that the Panel has determined to grant the Company a temporary exception to regain compliance with The Nasdaq Stock Market LLC’s Listing Rule 5550(a)(2) (the “Bid Price Rule”) by December 13, 2024. The Company is scheduled to hold an extraordinary general meeting on October 1, 2024 to obtain shareholders’ approval for a reverse stock split. The Company aims to effectuate a reverse stock split by November 30, 2024, and to regain compliance with the Bid Price Rule by December 13, 2024.

The temporary exception granted to the Company is subject to the following milestones. In the event the Company fails to regain compliance with the Bid Price Rule by December 13, 2024, its securities will be delisted.

1.	On or before October 1, 2024, the Company shall obtain shareholders approval for a reverse stock split at a ratio that satisfies the minimum requirement in the Bid Price Rule;

2.	On or before November 30, 2024, the Company shall effect a reverse stock split and, thereafter, maintain a $1 closing bid price for a minimum of ten consecutive business days;

3.	On or before December 13, 2024, the Company shall have demonstrated compliance with the Bid Price Rule, by evidencing a closing bid price of $1 or more per share for a minimum of ten consecutive trading sessions.

About Kaixin Holdings

Kaixin Holdings is a leading new energy vehicle manufacturer in China, equipped with professional teams with rich experience in R&D, production, marketing, and production facilities with the capacity for stamping, welding, painting, and assembly operations. Kaixin produces multiple electric passenger and logistics vehicle models. The Company is committed to building up a competitive international market position that integrates online and offline presence and diversified business operations. Leveraging the expertise of its professional teams and driven by the inspiration for innovation and sustainability, Kaixin aims to contribute to achieving the goals of “peak carbon emissions and carbon neutrality”.

Safe Harbor Statement

This announcement may contain forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" or other similar expressions. Statements that are not historical facts, including statements about Kaixin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this announcement and in the attachments is as of the date of this announcement, and Kaixin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Kaixin Holdings

Investor Relations

Email: ir@kaixin.com

SOURCE: Kaixin Holdings